UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Publishes 20-Year Market Outlook

•	Worldwide demand for 10,500 sub-150-seat jets and turboprops
•	Value of new orders USD 640 billion
•	North America, followed by Asia Pacific and Europe will lead jet deliveries

Farnborough International Airshow, UK, 23 July 2024 –Embraer has published Market Outlook 2024, its 20-year forecast for commercial aircraft deliveries in the sub-150-seat category. The report was presented at a press briefing during the Farnborough International Airshow today.

Market Outlook 2024 estimates 10,500 orders for new jets and turboprops through 2043. It also presents analyses of global influences and trends in six world regions that impact the demand for new aircraft.

The relevance of the small narrowbody category is increasing. Larger aircraft are not always economically or operationally optimal for medium and lower-density markets, particularly when multiple daily frequencies are essential for those cities to stay well-connected. Fleets with these aircraft benefit when complemented by smaller narrowbodies in the sub-150-seat segment. Small narrowbodies go where bigger jets cannot, do so more frequently, and usually more profitably. As the average aircraft size in key world regions increases, a reflection of the strong orderbook for 200-seat narrowbodies, it becomes clear that a mixed fleet of small and large narrowbodies is the best way to serve the diverse characteristics of an airline network.

Arjan Meijer, Embraer’s President & CEO of Commercial Aviation, said, “A mix fleet of sub-150-seat jets and larger narrowbodies will be the successful fleet strategy for the next 20 years. The post-pandemic environment is different in so many ways. The business/leisure passenger mix is different. Demand patterns are different. The corporate workplace is different. And e-commerce is booming. Carriers are adding capacity in big markets, yet smaller cities still need to stay well-connected to airline networks with high frequency air service. We believe aircraft in the sub-150-seat category are the most efficient and cost-effective to address that need.”

The Market Outlook also contains analysis of the cargo aircraft market and cites new opportunities for small-narrowbody freighters resulting from the projected growth in online commerce.

Highlights of the 20-Year Commercial Market Outlook – By the Numbers

World passenger traffic, measured in revenue passenger kilometers, has returned to 2019 levels except for the Asia Pacific/China region. RPKs are forecast to grow 4% annually through 2043.

Annual RPK regional growth rate – ranked	5.0% Asia Pacific (includes China)
4.9% Latin America
4.4% Africa
4.4% Middle East
3.3% Europe
2.4% North America

RPK share by the end of 2043	38% Asia Pacific
38% Europe + North America

Global demand for new aircraft up to 150 seats	10,500 units
8,470 jets
2,030 turboprops

Market value of all new aircraft	USD 640 billion

Jet deliveries - 8,470 (% share) – by region	2,610 North America (30.8%)
2,260 China & Asia Pacific (26.7%)
2,110 Europe & CIS (24.9%)
770 Latin America (9.1%)
380 Africa (4.5%)
340 Middle East (4.0%)

Turboprop deliveries - 2,030 (% share) – by region	980 China & Asia Pacific (48.3%)
350 North America (17.2%)
290 Europe & CIS (14.3%)
220 Africa (10.8%)
160 Latin America (7.9%)
30 Middle East (1.5%)

Download the complete Embraer 2024 Market Outlook at www.embraercommercialaviation.com/marketoutlook

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations